

Mail Stop 3561

December 10, 2008

Via U.S. Mail and Facsimile (760) 400-3026

Dempsey K. Mork
Chief Executive Officer
China Holdings, Inc.
78365 Highway 111, Suite 382
La Quinta, CA 92253

Re: China Holdings, Inc.
      Amendment No. 1 to Item 4.01 Form 8-K
      Filed November 21, 2008
      Response Letter dated October 13, 2008
      File No. 0-25997

Dear Mr. Mork:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Amendment No. 1 to Item 4.01 Form 8-K filed November 21, 2008

1. We note your response to our prior comment # 3. We read that you will file the letter from your former accountant, Child, Van Wagoner & Bradshaw, PLLC as soon as you received it from them. Supplementally tell us the status of obtaining

this letter. In this regard, please note that you are required to obtain and file within 10 days or two business days of its receipt an Exhibit 16 letter from your former accountant stating whether the accountant agrees or disagrees with the statements in your filing on Form 8-K. If there is a specific reason why your former accountants have not yet provided this letter, such as a billing dispute or other unresolved matter between you and your former accountant, revise your disclosure to explain to your investors the nature of the delay in obtaining this letter. Otherwise, confirm to us that you expect to receive this letter shortly and will file an amendment to your Item 4.01 Form 8-K to provide this letter as Exhibit 16 upon its receipt. Refer to Items 304(a)(3) and 601(A)(16) of Regulation S-K.

2. We remind you to provide the three acknowledgements requested in the closing comments of this letter.

Closing Comments

As appropriate, please respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

▪ the company is responsible for the adequacy and accuracy of the disclosure in the filing;
▪ staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
▪ the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard, Staff Accountant at (202) 551-3291 or me at (202) 551-3688 if you have any questions regarding these comments.

Sincerely,

Ryan C. Milne
Accounting Branch Chief